June 9, 2005


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Amendment No. 1 to Form S-1
      Filed June 1, 2005
      File No. 333-124206

Dear Mr. Rosen:

      As we indicated in our previous letter, we have limited our review of your filing to consideration of your disclosure regarding the underwriting status of Karamco and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Issuance of Securities to Selling Stockholders, page 13
1. Please revise to clearly state that you issued 1,439,643 shares of common stock to Karamco at the closing of the IPO. Similarly revise the description of the private placement appearing under the Recent
Sales of Unregistered Securities section.
2. It appears that Karamco and Mr. Karam should have filed a Schedule
13D within 10 days after February 18, 2005 to report the acquisition of the 1,439,643 shares of common stock upon the closing of the IPO.
See Rule 13d-1(a) under the Exchange Act. While the staff recognizes that counsel for the company does not represent Karamco or Mr. Karam, please provide, or have counsel for Karamco or


Mr. Karam provide, a well-reasoned analysis as to why these parties were not required to file a Schedule 13D. Alternatively, please ensure that they file a Schedule 13D immediately on EDGAR.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3833, with any questions.


								Sincerely,



								Michele M. Anderson
								Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus





Mr. Rosen
Fusion Telecommunications International, Inc.
June 9, 2005
Page 2